OPERATING AGREEMENT
OF
LIVE PACHA, LLC

This OPERATING AGREEMENT (this "Agreement') of LIVE PACHA, LLC (the "Company"), a limited liability company organized pursuant to the California Revised Uniform Limited Liability Company Act, as may be amended from time to time (the "Act"), is entered into and effective as of the 4th day of June, 2020, between the Company and its Members identified in the Members Schedule.

WHEREAS, The Company intends to create food, beverage and wellness products made with only ingredients produced by sustainable organic farming practices.

ARTICLE I
FORMATION

1.1 Name. The name of the Company is Live Pacha, LLC.

1.2 Effective Date. This Agreement shall become effective on 6/4/2020.

1.3 Term. The term of the Company commenced on the date the Articles of Organization of the Company were properly adopted and filed with the Secretary of State of California ("Articles") and shall continue unless terminated or dissolved in accordance with this Agreement or as provided by law.

1.4 Registered Office and Agent. The office and agent for service of process on the Company in California shall be those named in the Articles or such other Persons or offices as the Managers may designate in the manner provided by the Act and applicable law.

1.5 Principal Office. The principal office of the Company shall be located at such office as is designated from time to time by the Managers. The principal mailing address of the Company shall be 4411 Saratoga Ave, San Diego, CA 92107 unless otherwise designated by the Managers.

1.6 Changes to Offices and Agent. The Company may change its registered office, registered agent, and principal office from time to time.

ARTICLE II
PURPOSE; POWERS; OPERATING AGREEMENT

2.1 Purpose and Powers of the Company. The purpose of the Company is, and the Company shall have the power and authority, to engage in and carry on any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company may, and shall have power and authority to, take any and all actions as may be necessary, appropriate, proper, advisable, incidental, convenient to, or in furtherance of the foregoing purpose.

2.2 Operating Agreement. This Agreement shall constitute the "operating agreement" (as that term is used in the Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement

than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

ARTICLE III
ACCOUNTING AND RECORDS

3.1 Accounting Period. The Company's accounting period shall be the calendar year.

3.2 Records to be Maintained.

(a) The Company shall maintain the following records at its principal office:

(i) A current list of the full name, in alphabetical order, and last known business or residence address of each Member;

(ii) A copy of the Articles and all amendments thereto;

(iii) A copy of this Agreement, all amendments thereto, and executed copies of any written powers of attorney pursuant to which this Agreement and the amendments have been executed;

(iv) Copies of the Company's federal, foreign, state, and local income tax returns and reports, if any;

(v) Any financial statements of the Company for each year;

(vi) Unless contained herein, a writing setting forth the date on which each Member became a Member and the amount of cash and a description and statement of the other Any property, real or personal, tangible or intangible, including money and any legal or equitable interest in such property but excluding services and promises to perform services in the future ("Property") or services contributed by each Member and which each Member has agreed to contribute in the future;

(vii) Minutes of every meeting of the Members; and

(viii) Any other information regarding the affairs of the Company that the Members may determine is reasonable.

(b) The Members may, at the Members' own expense, inspect and copy any Company record upon reasonable request during ordinary business hours.

3.3 Fiscal Year. The Company's fiscal year shall be the period from January 1st through and including December 31st of each calendar year.

ARTICLE IV
MEMBERS; CAPITAL CONTRIBUTIONS

4.1 Members. The names, business, residence, or mailing address of the Members, and the Capital Contributions, Membership Interests, and Units, of the Members are set out in the Members Schedule. The Company's Membership Interests shall be represented by "Units." The Managers (or their designee) shall update the Members Schedule on the issuance or Transfer of any Units to any new or existing Member or Assignee in accordance with this Agreement. In the event Units are transferred, but the

transferee is not admitted as a Substitute Member, such transferee's status as an Assignee shall be noted on the Member Schedule

4.2 Withdrawal of a Member. Except as specifically provided, and subject to the provision for Disposition of Membership Interest in Article XI, no Member shall have the right to withdraw from the membership without the approval of the Managers.

4.3 Members Have No Exclusive Duty to the Company. Any Member may have other business interests and may engage in or invest in other activities in addition to those relating to the Company, whether or not such activities compete with the business of the Company; provided, however that the foregoing shall not relieve any of the Members from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company, or to the other Members any opportunity to participate in any other business venture. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member.

4.4 Capital Contributions of Member. The initial Capital Contribution of the Members shall be as set forth in the Members Schedule, attached hereto. "Capital Contribution" shall mean the gross amount of investment by the Members, which may consist of cash, Property, services rendered, promissory note(s), or any other binding obligation(s) to contribute cash or Property or to perform services. Members may, but shall not be required to, make additional Capital Contributions to the Company from time to time. Persons may be admitted to the Company as Members and Units may be created and issued to such Persons and to existing Members upon the approval of and on the terms and conditions as are determined by the Managers at the time of admission. The terms of admission or issuance must specify the Units applicable thereto and may provide for the creation of different classes or groups of Members and/or Units having different rights, powers, and duties.

4.5 No Liability of Member. Except as otherwise specifically provided in the Act, the Member shall not have any personal liability for the obligations of the Company. Except as provided in Section 4.2, the Member shall not be obligated to contribute to, or loan money to, the Company.

4.6 No Interest on Capital Contributions. The Member shall not be entitled to interest on any Capital Contributions made to the Company.

4.7 Loans From Members. In the event the Managers determine that it is in the best interests of the Company to borrow funds from one or more of the Members for use in the operation of the business, then such Members may make such loans as they mutually agree upon with the Managers. Any loans made pursuant to this Section 4.5 shall be payable upon such commercially reasonable terms as the Managing Members shall determine. In making any such loan, Members shall be treated as a general creditor and not as a Member.

ARTICLE X
MEMBER MEETINGS

5.1 Calling. Meetings of the Members may be called by (i) any of the Managers or (ii) a Member or group of Members holding more than twenty percent (20%) of the Units.

5.2 Member Meeting Notice. Written notice stating the place, date, and time of the meeting, the means of electronic communication or transmission, if any, and describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than sixty (60) days before

the date of the meeting to each Member, by or at the direction of the Managers or the Member(s) calling the meeting. The business to be conducted at such meeting shall be limited to the purposes described in the notice. The Members may hold meetings at the Company's principal office or at such other place, within or outside the State of California, as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

5.3 Participation. Any Member may participate in a meeting of the Members (i) using conference telephone or electronic video screen communication, if all Persons participating in the meeting can talk to and hear each other or (ii) by Electronic Transmission by or to the Company if the Company (A) implements reasonable measures to provide Members, in person or by proxy, a reasonable opportunity to participate and vote, including an opportunity to read or hear the meeting's proceedings substantially concurrently with the proceedings and (B) maintains a record of votes or other action taken by the Members. Participation by such means shall constitute presence in person at such meeting.

(i) Proxy. On any matter that is to be voted on by the Members, a Member entitled to vote may vote in person or by proxy, and such proxy may be granted in writing signed by such Member, using Electronic Transmission authorized by such Member or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(ii) Waiver. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(iii) Quorum. To the extent not otherwise prohibited by law, quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of Members holding a Majority of the Units. Subject to Section 5.4, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(iv) Majority Required. Subject to other provisions of this Agreement or the Act requiring the vote, consent, or approval of a different percentage of the Units (unless validly modified hereby), no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a Majority of the Units entitled to vote on such matter.

5.4 Action Without Meeting. Notwithstanding the provisions of Section 5.3, any matter that is to be voted on, consented to, or approved by the Members may be taken without a meeting, without prior notice, and without a vote, if a written consent is signed and delivered (including by Electronic Transmission) to the Company within sixty (60) days of the record date for that action by a Member or the Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. A record shall be maintained by the Managers of each such action taken by written consent of a Member or the Members. Unless the consents of all Members entitled to vote have been solicited in writing, the Managers shall give notice of any amendment to the Articles of Organization or this Agreement, a dissolution, or a merger of the Company approved by the Members without a meeting by less than unanimous written consent, at least ten (10) days before the consummation of such action.

ARTICLE VI
MANAGEMENT

6.1 Manager Managed. The Company shall be managed by the Managers (the "Managers" and each individually, a "Manager"). Except as expressly provided otherwise in this Agreement, the Managers shall have the exclusive right to manage the Company's business. Accordingly, except as otherwise specifically limited in this Agreement or under applicable law, the Manager, at times acting through the officers of the Company (the "Officers"), shall: (i) manage the affairs and business of the Company; (ii) exercise the authority and powers granted to the Company; and (iii) take all actions which shall be necessary or appropriate to accomplish the Company's purposes and otherwise act in all other matters on behalf of the Company in accordance with the terms of this Agreement.

6.2 Tenure and Qualification. As of the Effective Date, the Managers shall be Adam Hiner, Madeleine Hamann, Jose Caldera, Brooke Flynn, and Dora Leila Caldera. The Manager(s) shall hold office until a successor(s) shall have been elected and qualified in accordance with Section 4.3 below. A Manager need not be a resident of the State of California, or of the United States. The number of Managers shall not be increased or decreased from five (5) without the vote of at least a Majority of the Units and in accordance with the election procedures set out in Section 6.3. The Company shall maintain a list of Managers attached hereto as Exhibit A, as may be amended from time to time by the Managers.

6.3 Election/Removal/Resignation. A Manager may only be removed from his, her, or its position upon the vote of at least a Majority of the Units. A Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Upon the removal or resignation of a Manager, any vacancy shall be filled by a vote of a Majority of the Units. The removal or the resignation of a Manager shall not affect the Manager's rights as a Member and shall not constitute a dissociation of such Member.

6.4 Actions of Managers When More Than One Manager is Acting. The following provisions shall apply when more than one Manager is acting:

(a) Majority Rule. All decisions of the Managers shall be made by the consent of a majority of the Managers. In the absence of such majority action, the status quo shall be preserved. No Manager, acting singly, shall have authority to take any action on behalf of the Company for carrying on the business of the Company unless such action has been authorized by the Managers acting by majority rule.

(b) Assignment of Management Powers. By a written instrument signed by all the Managers, the Managers may assign and delegate to one or more Managers any part or all of the rights, powers, duties, and discretions granted to the Managers. Any such assignment or delegation may be either for a specified time or until the assignment or delegation is revoked by a written instrument signed by any Manager.

(c) Procedures.

(i) Meetings. Meetings of the Managers may be called by any Manager, and shall be held at such place as may be specified in such call.

(ii) Notice of Meetings. Unless waived, written notice of the time and place of each meeting of the Managers shall be given to each Manager either by personal delivery or by mail at least ten (10) days before the meeting by the Manager calling such meeting. The notice need not specify the purposes of the meeting. Any Manager, either before or after any meeting, may waive, in writing, any notice required to be given by this Agreement. In addition, a Manager's attendance at a meeting without protesting, prior to

the commencement of the meeting, the lack of proper notice shall be deemed to be a waiver by such Manager of notice of such meeting.

(iii) Telephone Meetings. Managers may participate in a meeting by means of telephone conference or other similar communications equipment if all persons participating can hear each other. Any Manager participating in a meeting by these means shall be deemed present in person at the meeting.

(iv) Quorum. To the extent not otherwise prohibited by law, quorum of any meeting of the Managers shall require the presence, whether in person or by proxy, of at least three (3) Managers. Subject to Section 6.4(c)(iv), no action may be taken by the Managers unless the appropriate quorum is present at a meeting.

(iv) Action Without a Meeting. Any action which may be authorized or taken at any meeting of the Managers may be authorized or taken without a meeting with the written approval of Managers holding a majority of the Units. Any such writing shall be filed with the Company's records and notice of such action shall be provided to any Managers who have not signed such writing before such action may be taken.

(v) Minutes. The Managers shall keep minutes of each meeting of the Managers which shall include a record of attendance, actions determined to be taken by the Managers, reports discussed, and any other pertinent information.

6.5 Certain Powers of the Managers. Subject to Section 6.6 below, the Managers shall have the right, power, and authority, in the management of the business and affairs of the Company, to do or cause to be done, at the expense of the Company, any and all acts deemed by the Managers to be necessary or appropriate to effectuate the business, purposes, and objectives of the Company. Without limiting the generality of the foregoing or of Section 6.1, but subject to Section 6.3 and 6.6, the Managers shall have the power and authority to:

(a) Establish a record date with respect to all actions to be taken hereunder that require a record date be established, including with respect to allocations and distributions;

(b) Change the object and purpose of the Company;

(c) From time to time, to designate or change the designation of Officer(s) and agent(s) of the Company who will be authorized to sign or countersign checks, drafts, or other orders for payment of money issued in the name of the Company against any funds deposited in any of such accounts, and to revoke any such designation;

(d) Bring and defend on behalf of the Company actions and proceedings at law or in equity before any court or governmental, administrative, or other regulatory agency, body, or commission or otherwise;

(e) Execute all documents or instruments, perform all duties and powers, and do all things for and on behalf of the Company in all matters necessary, desirable, convenient, or incidental to the purpose of the Company, including, without limitation, all documents, agreements, and instruments related to the making of investments of Company funds;

(f) Issue additional Membership Interests, Equity Securities, or other securities, or admit additional Members to the Company;

(g) To open, keep, and close general and special bank accounts (including general deposit accounts, payroll accounts, and working fund accounts) and to incur indebtedness in any amount deemed advisable by the Managers, whether secured or not on the Company's behalf;

(h) To cause to be deposited in such accounts with any such depository, from time to time, such funds, including without limitations, cash and cash equivalents of Company as the Managers deem necessary or advisable, and to designate or change the designation of Officer(s) and agent(s) of Company who would be authorized to make such deposits and to endorse checks, drafts, or other instruments for such deposits;

(i) To authorize the use of facsimile signatures for the signing or countersigning of checks, drafts, or other orders for the payment of money, and to enter into such agreements as banks and trust companies customarily require as a condition for permitting the use of facsimile signatures;

(j) Set the employment and compensation of Officers and other key management personnel of the Company, including the adoption of benefit plans and the determination of which personnel shall be participants in such plans, or the termination of the employment of Officers and other key management personnel. However, Managers shall ensure that the highest-paid full-time employee of the Company will not receive an income greater than five (5) times that of the lowest-paid full-time employee of the company;

(k) Approve the annual budget of the Chief Executive Officer and decisions that would result in the expenditure of five thousand dollars ($5,000) in excess of the allocations in the annual budget;

(l) Review the financial reports of the Company once per quarter;

(m) Interview and vet candidates for executive-level positions in the Company;

(n) Approve decisions to launch new product lines and approve major banding changes; and

(o) Approve lease agreements, contracts exceeding five thousand dollars ($5,000), and decisions regarding Company debt and loans.

6.6 Actions Requiring Approval of Members. Notwithstanding Section 6.4 above, without the written approval of not less than sixty-one percent (61%) of the Units, the Company shall not agree to, and shall not enter into any commitment to:

(a) Amend, modify, or waive any provisions of the Articles of Organization or any material provision of this Agreement; or

(b) Modify or change the capitalization of the Company.

ARTICLE VII
OFFICERS

7.1 Officers. The Managers may appoint individuals as officers of the Company (the "Officers") as the Managers deem necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Managers deem advisable. The Officers of the Company may consist of the Chief Executive Officer, Secretary, and Treasurer. An Officer is not required to be a Member or Manager of the Company. Any individual may hold two (2) or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Managers or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Managers. Any Officer may be removed by the Managers at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Managers. A list of Officers attached hereto as Exhibit A, as may be amended by the Managers from time to time.

7.2 Chief Executive Officer. The Chief Executive Officer ("CEO") shall have general and active management of the day-to-day business and affairs of the Company and shall see that all orders and resolutions of the Managers and/or Members are carried into effect. The CEO shall preside at all meetings. The CEO shall be permitted to sign all contracts, notes, deeds, mortgages, bonds, other obligations, or other papers requiring his or her signature except where permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Managers to some other Officer or agent of the Company.

7.3 Secretary. The Secretary shall attend and keep minutes of all the proceedings of the Company and shall make proper record of the same which shall be attested by him or her. He or she shall give, or cause to be given, notice of all meetings of the Members and/or Managers and special meetings of the Members and/or Managers and shall perform such other duties as may be prescribed by the Managers or CEO.

7.4 Treasurer. The Treasurer shall have general supervision of all finances of the Company. The Treasurer shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Managers. The Treasurer shall disburse the funds of the Company as may be ordered by the Manager taking a proper vouchers for such disbursements, and shall render to the CEO and the Members at their regular meetings, or when the Members so require, an account of all his or her transactions as Treasurer and of the financial condition of the Company.

ARTICLE VIII
LIABILITY AND INDEMNIFICATION

8.1 Liability of Member, Manager, and Officers. Except as otherwise required by the Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of acting as a member or participating in the management of the Company. No Member, Manager, or Officer shall be liable for the obligations of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on any Member, Manager, or Officer for liabilities of the Company. The Member's, Manager's and each Officer's liability shall be limited to the fullest extent permissible under the Act and other applicable law.

8.2 Indemnification. To the fullest extent not prohibited by applicable law (after waiving all restrictions on indemnification other than those which cannot be eliminated under the Act), the Company shall indemnify each Member (irrespective of the capacity in which it acts), Manager, and Officer of the Company for all costs and expenses (including attorney's fees and disbursements), losses, liabilities, and damages paid or accrued by such Member, Manager or Officer in connection with any act or omission performed by such person in good faith on behalf of the Company. To the fullest extent not prohibited by applicable law, expenses (including attorneys' fees and disbursements) incurred by any such Member, Manager, or Officer, in defending any claim, demand, action, suit or proceeding may, from time to time, upon approval by the Member, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, subject to recapture by the Company following a later determination that such Member, Manager, or Officer was not entitled to indemnification hereunder. Notwithstanding the foregoing, no Member, Manager or Officer shall be indemnified against liability for any intentional misconduct, any knowing violation of law or any transaction in which such Member, Manager, or Officer receives a personal benefit in violation or breach of the Act or this Agreement.

ARTICLE IX
ALLOCATIONS AND DISTRIBUTIONS

9.1 Distributions. The Managers will make a yearly distribution of an amount equal to the Tax Burden for the prior year to the Member with the highest Tax Burden. The "Tax Burden" is defined as the amount sufficient to satisfy the federal, state and local estimated and income tax obligations of the Members arising from their ownership of the units during a Fiscal Year. The remaining members will receive a distribution proportional to the Member's number of units. The Managers will make determinations, in their full discretion, on the amount and timing of any additional distributions to the Members and whether such distributions shall be paid in cash or Property,

9.2 Limitations on Distributions. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company. No distribution shall be made to the Member if such distribution is prohibited by the Act.

ARTICLE X
DISSOLUTION AND WINDING UP

10.1 Dissolution. The Company shall dissolve upon, but not before, the election to dissolve the Company by Members holdings not less than sixty-one percent (61%) of the units. Dissolution of the Company shall be effective upon the date on which the event giving rise to the dissolution occurs, but the Company shall not terminate until the assets of the Company shall have been distributed as provided in Section 10.3. Notwithstanding dissolution of the Company, prior to the liquidation and termination of the Company, the Company shall continue to be governed by this Agreement.

10.2 Sale of Assets Upon Dissolution. Following the dissolution of the Company, the Company shall be wound up and the Member shall determine whether the assets of the Company are to be sold or whether some or all of such assets are to be distributed to the Member in kind in liquidation of the Company.

10.3 Distributions Upon Dissolution. Upon the dissolution of the Company, the Properties of the Company to be sold shall be liquidated in orderly fashion and the proceeds thereof, and the Property to be distributed in kind, shall be distributed as follows:

(a) First, to the payment and discharge of all of the Company's debts and liabilities (including debts and liabilities to the Member if it is a creditor, to the extent permitted by law), to the necessary expenses of liquidation and to the establishment of any cash reserves which the Member determines to create for unmatured and/or contingent liabilities or obligations of the Company;

(b) Second, to the Members pro rata in accordance with their percentage interest.

10.4 Certificate of Cancellation. When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining Property and assets have been distributed to the Member, a Certificate of Cancellation shall be executed and filed with the Secretary of State of California in accordance with Article 7 of the Act in addition to any other legend required by applicable law.

ARTICLE XI
DISPOSITION OF MEMBERSHIP INTEREST

11.1 Disposition not in Compliance with this Article Void. Any attempted Disposition of a Unit, or any part thereof, not in compliance with this Article is null and void ab initio.

11.2 Grant of Right of First Refusal. The Company and its Members are hereby granted a right of first refusal (the "Right of First Refusal") exercisable in connection with any proposed Disposition of Membership Interest.

11.3 Notice of Intended Disposition. In the event a Member desires to accept a bona fide third-party offer for the Disposition of any or all of the Member's Membership Interest (the Membership Interest subject to such offer to be hereinafter called the "Target Membership Interest"), the Member shall promptly (i) deliver to the CEO of the Company and the other Members written notice (the "Disposition Notice") of the terms and conditions of the offer, including the portion of the Member's Membership Interest subject to the offer, the purchase price, the identity of the third-party offeror, and, upon request of the CEO or any Member, information verifying the financial ability of the third-party offeror to purchase the Target Membership Interest, and (ii) provide satisfactory proof that the Disposition of the Target Membership Interest to such third-party offeror would not be in contravention of the provisions of this Agreement.

11.4 Exercise of Right by the Company. The Company shall, for a period of thirty (30) days following receipt of the Disposition Notice, have the right to purchase all or any portion of the Target Membership Interest specified in the Disposition Notice for the purchase price contained in the Disposition Notice (the "Purchase Price"). Such right shall be exercised by (i) delivering written notice to the transferor Member and the other Members prior to the expiration of the 30-day exercise period and (ii) consummating such transaction within thirty (30) days after the date of such notice.

11.5 Exercise of Right by the Other Members. If the Company does not elect to purchase the entire Target Membership Interest, then any Member may elect to purchase the portion of the Target Membership Interest that the Company does not purchase for the Purchase Price during the thirty (30) day period following the decision of the Company not to exercise the Company's First Refusal Right. If more than one Member chooses to exercise such First Refusal Right, such Members shall be entitled to purchase their Pro Rata Share of the Target Membership Interest. Such right shall be exercised by (i) delivering written notice to the transferor Member and the Company within thirty (30) days after the expiration of the Company's 30-day exercise period and (ii) consummating such transaction within thirty (30) days after the date of such notice.

11.6 Payment of Purchase Price. All payments of the Purchase Price shall be made by cash, certified or bank check, wire transfer or such other method as is mutually agreeable to the parties. The Purchase Price for any purchase by the Company or one or more Members under the rights set forth in Sections 11.4 or 11.5, shall be paid in two equal installments, the first such installment being due and payable at closing and the second such installment being due and payable on the first anniversary of the closing. The balance of the Purchase Price shall be represented by a promissory note of the purchaser of the Target Membership Interest, bearing interest from the date of closing at a rate equal to the rate announced from time to time by the Wall Street Journal published prime rate, adjusted on the first day of each calendar quarter after the date of closing and payable on the due date of each such note. All notes shall contain a right of prepayment without penalty.

11.7 Non-Exercise of Right. In the event the Company and/or the other Members do not purchase all of the Target Membership Interest, the transferor Member shall have a period of thirty (30) days thereafter in which to Dispose of the Target Membership Interest to the third-party offeror identified in the Disposition Notice upon terms and conditions specified in the Disposition Notice; provided, however, that any such Disposition must not be effected in contravention of the provisions of this Agreement. In the event the Member does not affect such Disposition of the Target Membership Interest within the specified thirty (30) day period, the First Refusal Right set forth herein shall continue to be applicable to any subsequent Disposition of the Target Membership Interest by the Member.

11.8 Exception to Right of First Refusal. No First Refusal Right shall apply to a Disposition of any or all of a Member's Units when the Disposition is to (a) any Member's spouse or lineal descendants, or any trust or other entity controlled by such Member, his spouse or any of their lineal descendants; or (b) pursuant to any Member's trusts or estate upon the death of such Member. Notwithstanding the foregoing, in the event of clause (a) above, the transferor under this Section 11.8 shall promptly deliver to the Secretary of the Company written notice of the terms and conditions of the Disposition including the portion of the Member's Units subject to the Disposition, and in the event such transferee is not already a Member, shall execute a joinder to this Agreement, pursuant to which such transferee shall agree to be bound by the terms of this Agreement.

11.9 Departure of a Member.

(a) Exercise of Right by the Remaining Members. Upon the death or disability of a Member that is a natural person (a "Departing Member"), for a period of 180 days after the date of the occurrence causing the Member's departure, the Company shall have the right to purchase such Member's Membership Interest on the terms and conditions set forth in Section 11.9(c). Such right shall be exercised by delivering written notice to the Departing Member, his or her estate and/or heirs within such 180 day period and consummating such transaction within 90 days after the date of such written notice of exercise.

(b) Non-Exercise of Right. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Member.

(c) Purchase Price. The purchase price of the Departing Member's Membership Interest will be equal to the fair market value of the Departing Member's Membership Interest in the Company. Should the parties be unable to mutually agree upon such fair value within 30 days after the remaining Members have exercised their rights, the purchase price shall be determined by an independent appraiser mutually agreed upon by the parties. Should the

parties be unable to agree upon an independent appraiser within ten days after such 30 day period, each party shall select one independent appraiser and the appraisers so selected will choose a third independent appraiser that will determine the fair market value. Each party shall have ten days following the expiration of such period to choose its appraiser, and in the event either party fails to select an appraiser within such period, such party's right to select an appraiser shall be forfeited and the appraisal shall be conducted solely by the appraiser selected by the other party. The purchase price as so determined shall be paid on the terms set forth in Section 11.6.

ARTICLE XII
B-CORPORATION

12.1 B-Corporation. It is the intention of the Company to become a certified B-Corporation. The Managers shall execute all documents and instruments associated with the Company's application to become a certified B-Corporation.

ARTICLE XIII
COMPANY DONATIONS

13.1 Donations. The Company will donate 1% of annual gross sales to charitable organizations approved by One Percent for the Planet, a registered 501(c)(3) nonprofit corporation. The Managers shall provide all necessary documentation and donations to allow the Company to apply and become certified by One Percent for the Planet by the end of one calendar year.

ARTICLE XIV
MISCELLANEOUS PROVISIONS

14.1 Entire Agreement. This Agreement represents the entire Agreement between the Members and the Company.

14.2 Application of California Law. This Agreement and the application and interpretation hereof shall be governed exclusively by its terms and the laws of the State of California and specifically the Act.

14.3 Execution of Additional Instruments. The Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney, and other instruments necessary to comply with any laws, rules, or regulations.

14.4 Construction. Whenever the singular form is used in this Agreement, and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

14.5 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of the Company Agreement or any provision hereof.

14.6 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

14.7 Notices
. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.7):

If to the Company:
Adam Hiner
[redacted]

Email: [redacted]
Attention: Adam Hiner, CEO

with a copy to:

Diane M. Medina
Dinsmore & Shohl LLP
[redacted]

Facsimile: [redacted]
E-mail: [redacted]

14.8 Banking. All funds of the Company shall be deposited in its name in an account or accounts as shall be designated from time to time by the Member.

14.9 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, email (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

14.10 No Third-Party Beneficiaries. Except as provided in Article VII, which shall be for the benefit of and enforceable as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

14.11 Amendment. This Agreement may be amended or modified from time to time only by a written instrument executed by the percentage of Units as may be required by Section 6.6 hereof. Any such written amendment or modification will be binding upon the Company and each Member.

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE PAGE TO OPERATING AGREEMENT
OF LIVE PACHA, LLC

IN WITNESS WHEREOF, the undersigned has executed this Agreement effective on the date first above written.

MEMBERS:

Trilogy Sanctuary LLC

DocuSigned by:
By: Jose Caldera
D32C0CA3435C44B...
Its: Director
Name: Jose Caldera

DocuSigned by:
Madeleine Hamann
8EA23869A46E452...
Madeleine Hamann

DocuSigned by:
Brooke Flynn
F6E030F7D3C7480...
Brooke Flynn

DocuSigned by:
Adam Hiner
12870AA95836485...
Adam Hiner

DocuSigned by:
Ryan Berman
7B2598C3D81440A...
Ryan Berman

THE COMPANY:
LIVE PACHA, LLC

DocuSigned by:
By: Adam Hiner
12870AA95836485...
Adam Hiner, Manager

EXHIBIT A

LIST OF MANAGERS

Managers
Adam Hiner
Madeleine Hamann
Jose Caldera
Brooke Flynn
Dora Leila Caldera

LIST OF OFFICERS

Name	Title
Adam Hiner	CEO

Schedule I

MEMBERS SCHEDULE

Member	Address	Capital Contribution	Units	Percentage of Membership Interest
Madeleine Hamann	[redacted]	$8,500	17,000	16.66%
Brooke Flynn	[redacted]	$0	2,040	2%
Adam Hiner	[redacted]	$8,500	17,000	16.66%
Ryan Berman	[redacted]	$1,500	3,000	2.94%
Trilogy Sanctuary LLC	[redacted]	$31,500	63,000	61.74%